SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Meeting of the Audit Committee

held on March 24, 2011

1. DATE, TIME AND PLACE: On March 24, 2011, at 10 a.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: The members of this Audit Committee (“Committee”) were regularly summoned. As all members of the Committee attended the meeting, the instatement and approval quorum were verified.

3. RESOLUTIONS: It was resolved, unanimously, by the present Committee Members and without any restrictions:

3.1. Approval of the final version of the documents related to the fiscal year ended on 12.31.2010, as follows: Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report.

3.2. After analysis presented on the perspective of performing the Deferred Income tax calculated in accordance to the Business Plan for the year of 2011, recommend to the Board of Directors its final approval (as set forth in CVM’s Regulation No. 371/02).

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Committee Members. Signatures: Renata de Carvalho Fidale, Secretary. José Écio Pereira da Costa Júnior, Richard Huber e Gerald Dinu Reiss

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, March 24, 2011.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer